P.E. 1/10/02

FEB 08 2002

02013816

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 10, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X_____ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-__________

Press release

novo nordisk®

FOR IMMEDIATE RELEASE

ZymoGenetics, Inc files for an initial public offering of common stock

Bagsvaerd, Denmark (January 10, 2002)—Novo Nordisk A/S (NYSE: NVO) today announced that ZymoGenetics, Inc has filed an amendment to its registration statement on Form S-1 with the United States Securities and Exchange Commission (SEC) in preparation for an initial public offering of common stock. ZymoGenetics contemplates an offering of 10 million shares with a potential overallotment option (green shoe) of additionally 1.5 million shares. The price range has been estimated at USD 16-18 per share. There is no assurance that such offering will be completed or, if completed, that it will be completed with the number of shares or the price ranges indicated in ZymoGenetics' latest filing.

Novo Nordisk is the largest shareholder in ZymoGenetics, holding approximately 47% of the total capital on a fully diluted basis. If the offering is completed with the indicated number of new shares issued, Novo Nordisk will hold approximately 40% of the capital.

If the offering of new shares in ZymoGenetics is completed within the price range indicated on the front cover of the amended Form S-1 statement, Novo Nordisk expects to be able to record a pre–tax income of between DKK 350 million and DKK 450 million in its profit and loss account for 2002.

Novo Nordisk will announce its expectations for the year 2002 in connection with the release of its full-year 2001 results on 7 February 2002.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995.

Such forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially from expectations, including unexpected developments in the international currency exchange and securities markets, delay or failure of development projects, production problems, government-mandated or market-driven price decreases for Novo Nordisk's products in the company's major

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

908653

markets and the introduction of competing products within Novo Nordisk's core businesses.

These and other risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 28 April 2001.

Novo Nordisk is under no duty to update any of the forward-looking statements after the date of this report or to conform such statements to actual results, unless required by law.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'.
For further company information visit www.novonordisk.com

For further information please contact:

Media:

Outside North America:
Mike Rulis
Phone (direct): (+45) 4442 3573

In North America:
Susan Jackson
Phone: (+1) 609 919 7776

Investors:

Outside North America:
Peter Haahr
Phone (direct): (+45) 4442 1207

Palle Holm Olesen
Phone (direct): (+45) 4442 6175

In North America:
Rasmus Jorgensen
Phone (direct): (+1) 212 878 9607

Novo Nordisk A/S
Corporate Communications

Novo Allé
2880 Bagsvaerd
Denmark

Telephone:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 2/10/02

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer